Form N-SAR

Sub Item 77H
Changes in control of registrant
333-33978, 811-09885


During the period, six funds were liquidated. On July 6, 2009, the remaining twenty-five funds of the Janus Adviser Series ("JAD") reorganized with and into Janus Investment Fund ("JIF"). Pursuant to this reorganization, fifteen funds merged into corresponding JIF funds. The financial information for these fifteen funds reflects activity from August 1, 2008 up to the date of the merger. Activity subsequent to the merger will be reflected in the appropriate JIF filing. The remaining ten funds were reorganized into shell funds established in JIF. The financial information for these ten funds reflects the activity of the JAD predecessor fund prior to July 6, 2009 as well as the activity in the corresponding JIF fund from July 6, 2009 through July 31, 2009. As these funds are now part of JIF, activity subsequent to July 31, 2009 will be reflected in the appropriate JIF filing.